

ANGLO
AMERICAN


05005960

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk




SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C. 213 SECTION

4 February, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release AA plc announces De Beers Annual Results – dated 3 February 2005.
- Notification of Directors' Interests in Anglo American plc dated 4 February 2005.

Yours faithfully
For and on behalf of Anglo American plc



Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

RNS: 25001

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,706,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 31 January 2005 | - |
| 01 February 2005 | 6,229 |
| 02 February 2005 | 20,000 |
| 03 February 2005 | 37,608 |
| 04 February 2005 | 94,700 |

The Company was advised of these transactions on 04 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 February 2005

CC: AWL
NvS
SEC +S.
Joburg | Nam | Bots
SWX

RNS: 25001


SEC MAIL
PROCESSING
RECEIVED
FEB 15 2005
WASH, D.C.
213
SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,706,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 31 January 2005 | - |
| 01 February 2005 | 6,229 |
| 02 February 2005 | 20,000 |
| 03 February 2005 | 37,608 |
| 04 February 2005 | 94,700 |

The Company was advised of these transactions on 04 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 February 2005

CC: AWL
NvS
SEC +S.
Joburg | Nam | Bots
SWX

RNS: 25001

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,706,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 31 January 2005 | - |
| 01 February 2005 | 6,229 |
| 02 February 2005 | 20,000 |
| 03 February 2005 | 37,608 |
| 04 February 2005 | 94,700 |

The Company was advised of these transactions on 04 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 February 2005

CC: AWL
NvS
SEC +S.
Joburg | Nam | Bots
SWX

RNS: 25001

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,706,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 31 January 2005 | - |
| 01 February 2005 | 6,229 |
| 02 February 2005 | 20,000 |
| 03 February 2005 | 37,608 |
| 04 February 2005 | 94,700 |

The Company was advised of these transactions on 04 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 February 2005

CC: AWL
NvS
SEC +S.
Joburg | Nam | Bots
SWX

AVS: 963319
RNS: 25001

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,706,015 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 31 January 2005 | - |
| 01 February 2005 | 6,229 |
| 02 February 2005 | 20,000 |
| 03 February 2005 | 37,608 |
| 04 February 2005 | 94,700 |

The Company was advised of these transactions on 04 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 February 2005

CC: AWL
AVS
SEC +5.
Joburg | Nam | Bots
SWX



**ANGLO AMERICAN**


SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005
WASH. D.C. 213 SECTION

## News Release

**3 February 2005**

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2004 of US$652 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$381 million for the year ended 31 December 2004 from its investment in DBI, as reconciled in the table below:

| **Reconciliation of headline earnings for the year ended 31 December 2004** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares [3]** |
| • DBI headline earnings - IFRS (100%) | 652 | - | - |
| • GAAP adjustments [1] | 65 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 717 | 622 | 95 |
| • AA plc's 45% ordinary share interest | 280 | 280 | - |
| • Additional 3.65% ordinary share interest [2] | 23 | 23 | - |
| • AA plc's portion of the preference shares [3] | 78 | - | 78 |
| • AA plc headline earnings | 381 | 303 | 78 |

*[1] The GAAP adjustments include the reclassification of the US$75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in 2004, being the portion that was realised in the period.*

*[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.*

*[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$2 million) and goodwill amortisation (+US$19 million) in the same way as the ordinary share interest is calculated.*

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

On 30 June 2004, Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the year ended 31 December 2004, AA plc received a total of US$250 million in dividends from DBI, consisting of US$68 million dividends on ordinary shares relating to FY 2003, a US$112 million interim dividend on ordinary shares for 2004, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and interim dividends totalling US$35 million on preference shares for 2004. A US$90 million final dividend on ordinary shares relating to FY 2004 and the second US$26 million payment on preference shares for 2004 are expected to be received in early 2005.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003.

**Reconciliation of headline earnings for the year ended 31 December 2003 [(4)]**

| US$ million | Total | Ordinary shares | Preference shares |
|---|---|---|---|
| • DBI headline earnings (100%) – restated [(4)] | 590 | - | - |
| • GAAP adjustments – restated [(4)] | 126 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 716 | 599 | 117 |
| • AA plc's 45% ordinary share interest | 269 | 269 | - |
| • Additional 3.65% ordinary share interest | 22 | 22 | - |
| • AA plc's portion of the preference shares | 95 | - | 95 |
| • AA plc headline earnings | 386 | 291 | 95 |

*[(4)]Dbsa's headline earnings for the year ended 31 December 2003 have been restated to US$590 million (previously reported as US$676 million). The restatement does not affect the UK GAAP figures previously reported by AA plc, consequently the GAAP adjustment has also been restated accordingly.*

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

# De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 3 February 2005

## DIRECTORS' COMMENT

2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the US dollar, about 8% higher in US dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region with Japan also recording modest growth for the second year running. The USA, accounting for over 50% of world diamond jewellery sales, reports a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by the Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect of which was that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Despite De Beers Group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second half. Production for the year as a whole, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher than in 2003 and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although Rand mining costs per ton in 2004 were lower than in 2003, the weakness of the US Dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations

Headline earnings for the year ended 31 December 2004 were US$652 million, 11% higher than for 2003, and operating cash flow generated during the year was US$985 million. Net interest bearing debt reduced from US$1,762 million at 31 December 2003 to US$1,588 million at 31 December 2004 and net gearing reduced from 29% to 25%. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

The Board has recommended to the shareholders that a final ordinary dividend of US$200 million in respect of the year 2004 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in August 2004, total ordinary dividends for the year amount to US$450 million (2003:US$400 million).

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

De Beers is pleased to have recently reached agreement with the Government of the Republic of Botswana ("GRB") in relation to the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences for a similar period. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB. The agreement marks the long-term continuation of the unique and important partnership between the GRB and De Beers.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets, which has involved focus and planning over the past year, is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a Black Economic Empowerment transaction during 2005.

## De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **Year to 31 December 2004** | Year to 31 December 2003 |
| Diamond sales | | |
| - DTC | **5 695** | 5 518 |
| - Other | **512** | 397 |
| Trade investment and other income | **836** | 656 |
| | **7 043** | 6 571 |
| *Deduct:* | | |
| Cost of sales | **4 890** | 4 794 |
| Depreciation and amortisation (Note 1) | **345** | 294 |
| Sorting and marketing | **543** | 490 |
| Exploration and research | **174** | 147 |
| Corporate expenses | **80** | 52 |
| **Net diamond account** | **1 011** | 794 |
| *Deduct:* | | |
| Net finance charges (Note 2) | **83** | 144 |
| Costs related to reorganisation and restructuring | **39** | 22 |
| **Income before taxation** | **889** | 628 |
| Taxation | **386** | 239 |
| **Income after taxation** | **503** | 389 |
| Attributable to outside shareholders in subsidiaries | **26** | 10 |
| **Own earnings** | **477** | 379 |
| Share of retained income of joint ventures | **21** | 114 |
| **Total earnings** | **498** | 493 |
| Costs of early debt redemption | | 95 |
| **Net earnings** | **498** | 398 |
| **Headline earnings reconciliation** | | |
| Net earnings | **498** | 398 |
| *Adjusted for:* | | |
| Amortisation of intangible fixed assets | **175** | 170 |
| After tax surplus on realisation of fixed assets less provisions | **(21)** | (3) |
| Facility fees | | 25 |
| **Headline earnings** | **652** | 590 |
| **Cash available from operating activities** | **985** | 1 520 |
| **Dividends in respect of:-** | | |
| 2002 - Final | | 124 |
| 2003 - Interim | | 250 |
| - Final | **150** | |
| 2004 - Interim | **250** | |

## De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **31 December 2004** | 31 December 2003 |
| Ordinary shareholders' interests | **3 801** | 3 549 |
| Outside shareholders' interests | **132** | 115 |
| Total shareholders' interests | **3 933** | 3 664 |
| Net interest bearing debt (Notes 2 and 3) | **1 588** | 1 762 |
| Other liabilities | **1 776** | 1 517 |
| | **7 297** | 6 943 |
| Fixed assets | **5 391** | 5 145 |
| Investments and loans | **50** | 53 |
| Diamond stocks and other assets | **1 856** | 1 745 |
| | **7 297** | 6 943 |
| **Exchange rates US$ = Rand** | | |
| - average | **6.43** | 7.64 |
| - year end | **5.74** | 6.38 |

**Notes and Comments**

1. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2003 : US$144 million).

2. On 30 June 2004, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total. As a result, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$75 million (2003: US$86 million) have accordingly been reclassified as finance charges in the respective income statements.

3. Cash has been offset against interest bearing debt.


Contacts:
**De Beers London:**
Lynette Hori +44 20 7430 3509/+44 7740 393260
**De Beers South Africa**
Nicola Wilson +27 11 374 7399/+27 83 299 5552


Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**



**ANGLO AMERICAN**


SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005
WASH, D.C. 213 SECTION

## News Release

**3 February 2005**

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2004 of US$652 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$381 million for the year ended 31 December 2004 from its investment in DBI, as reconciled in the table below:

| **Reconciliation of headline earnings for the year ended 31 December 2004** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares [3]** |
| • DBI headline earnings - IFRS (100%) | 652 | - | - |
| • GAAP adjustments [1] | 65 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 717 | 622 | 95 |
| • AA plc's 45% ordinary share interest | 280 | 280 | - |
| • Additional 3.65% ordinary share interest [2] | 23 | 23 | - |
| • AA plc's portion of the preference shares [3] | 78 | - | 78 |
| • AA plc headline earnings | 381 | 303 | 78 |

*[1] The GAAP adjustments include the reclassification of the US$75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in 2004, being the portion that was realised in the period.*

*[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.*

*[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$2 million) and goodwill amortisation (+US$19 million) in the same way as the ordinary share interest is calculated.*

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

On 30 June 2004, Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the year ended 31 December 2004, AA plc received a total of US$250 million in dividends from DBI, consisting of US$68 million dividends on ordinary shares relating to FY 2003, a US$112 million interim dividend on ordinary shares for 2004, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and interim dividends totalling US$35 million on preference shares for 2004. A US$90 million final dividend on ordinary shares relating to FY 2004 and the second US$26 million payment on preference shares for 2004 are expected to be received in early 2005.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003.

**Reconciliation of headline earnings for the year ended 31 December 2003 [4]**

| US$ million | Total | Ordinary shares | Preference shares |
|---|---|---|---|
| • DBI headline earnings (100%) – restated [4] | 590 | - | - |
| • GAAP adjustments – restated [4] | 126 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 716 | 599 | 117 |
| • AA plc's 45% ordinary share interest | 269 | 269 | - |
| • Additional 3.65% ordinary share interest | 22 | 22 | - |
| • AA plc's portion of the preference shares | 95 | - | 95 |
| • AA plc headline earnings | 386 | 291 | 95 |

*[4] Dbsa's headline earnings for the year ended 31 December 2003 have been restated to US$590 million (previously reported as US$676 million). The restatement does not affect the UK GAAP figures previously reported by AA plc, consequently the GAAP adjustment has also been restated accordingly.*

The above figures are unaudited.

# De Beers

A DIAMOND IS FOREVER

## De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 3 February 2005

### DIRECTORS' COMMENT

2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the US dollar, about 8% higher in US dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region with Japan also recording modest growth for the second year running. The USA, accounting for over 50% of world diamond jewellery sales, reports a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by the Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect of which was that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Despite De Beers Group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second half. Production for the year as a whole, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher than in 2003 and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although Rand mining costs per ton in 2004 were lower than in 2003, the weakness of the US Dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations

Headline earnings for the year ended 31 December 2004 were US$652 million, 11% higher than for 2003, and operating cash flow generated during the year was US$985 million. Net interest bearing debt reduced from US$1,762 million at 31 December 2003 to US$1,588 million at 31 December 2004 and net gearing reduced from 29% to 25%. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

The Board has recommended to the shareholders that a final ordinary dividend of US$200 million in respect of the year 2004 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in August 2004, total ordinary dividends for the year amount to US$450 million (2003:US$400 million).

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

De Beers is pleased to have recently reached agreement with the Government of the Republic of Botswana ("GRB") in relation to the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences for a similar period. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB. The agreement marks the long-term continuation of the unique and important partnership between the GRB and De Beers.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets, which has involved focus and planning over the past year, is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a Black Economic Empowerment transaction during 2005.

## De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **Year to 31 December 2004** | Year to 31 December 2003 |
| Diamond sales | | |
| - DTC | **5 695** | 5 518 |
| - Other | **512** | 397 |
| Trade investment and other income | **836** | 656 |
| | **7 043** | 6 571 |
| *Deduct:* | | |
| Cost of sales | **4 890** | 4 794 |
| Depreciation and amortisation (Note 1) | **345** | 294 |
| Sorting and marketing | **543** | 490 |
| Exploration and research | **174** | 147 |
| Corporate expenses | **80** | 52 |
| **Net diamond account** | **1 011** | 794 |
| *Deduct:* | | |
| Net finance charges (Note 2) | **83** | 144 |
| Costs related to reorganisation and restructuring | **39** | 22 |
| **Income before taxation** | **889** | 628 |
| Taxation | **386** | 239 |
| **Income after taxation** | **503** | 389 |
| Attributable to outside shareholders in subsidiaries | **26** | 10 |
| **Own earnings** | **477** | 379 |
| Share of retained income of joint ventures | **21** | 114 |
| **Total earnings** | **498** | 493 |
| Costs of early debt redemption | | 95 |
| **Net earnings** | **498** | 398 |
| **Headline earnings reconciliation** | | |
| Net earnings | **498** | 398 |
| *Adjusted for:* | | |
| Amortisation of intangible fixed assets | **175** | 170 |
| After tax surplus on realisation of fixed assets less provisions | **(21)** | (3) |
| Facility fees | | 25 |
| **Headline earnings** | **652** | 590 |
| **Cash available from operating activities** | **985** | 1 520 |
| **Dividends in respect of:-** | | |
| 2002 - Final | | 124 |
| 2003 - Interim | | 250 |
| - Final | **150** | |
| 2004 - Interim | **250** | |

## De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2004

*(Abridged)*

| | US Dollar millions | |
|---|---|---|
| | **31 December 2004** | 31 December 2003 |
| Ordinary shareholders' interests | **3 801** | 3 549 |
| Outside shareholders' interests | **132** | 115 |
| Total shareholders' interests | **3 933** | 3 664 |
| Net interest bearing debt (Notes 2 and 3) | **1 588** | 1 762 |
| Other liabilities | **1 776** | 1 517 |
| | **7 297** | 6 943 |
| Fixed assets | **5 391** | 5 145 |
| Investments and loans | **50** | 53 |
| Diamond stocks and other assets | **1 856** | 1 745 |
| | **7 297** | 6 943 |
| **Exchange rates US$ = Rand** | | |
| - average | **6.43** | 7.64 |
| - year end | **5.74** | 6.38 |

**Notes and Comments**

1. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2003 : US$144 million).

2. On 30 June 2004, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total. As a result, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$75 million (2003: US$86 million) have accordingly been reclassified as finance charges in the respective income statements.

3. Cash has been offset against interest bearing debt.

Contacts:
**De Beers London:**
Lynette Hori +44 20 7430 3509/+44 7740 393260
**De Beers South Africa**
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**



**ANGLO AMERICAN**

# News Release


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C. 213 SECTION

**3 February 2005**

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2004 of US$652 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$381 million for the year ended 31 December 2004 from its investment in DBI, as reconciled in the table below:

| **Reconciliation of headline earnings for the year ended 31 December 2004** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares [3]** |
| • DBI headline earnings - IFRS (100%) | 652 | - | - |
| • GAAP adjustments [1] | 65 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 717 | 622 | 95 |
| • AA plc's 45% ordinary share interest | 280 | 280 | - |
| • Additional 3.65% ordinary share interest [2] | 23 | 23 | - |
| • AA plc's portion of the preference shares [3] | 78 | - | 78 |
| • AA plc headline earnings | 381 | 303 | 78 |

[1] *The GAAP adjustments include the reclassification of the US$75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in 2004, being the portion that was realised in the period.*

[2] *As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.*

[3] *AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$2 million) and goodwill amortisation (+US$19 million) in the same way as the ordinary share interest is calculated.*

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

On 30 June 2004, Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the year ended 31 December 2004, AA plc received a total of US$250 million in dividends from DBI, consisting of US$68 million dividends on ordinary shares relating to FY 2003, a US$112 million interim dividend on ordinary shares for 2004, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and interim dividends totalling US$35 million on preference shares for 2004. A US$90 million final dividend on ordinary shares relating to FY 2004 and the second US$26 million payment on preference shares for 2004 are expected to be received in early 2005.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003.

**Reconciliation of headline earnings for the year ended 31 December 2003 [4]**

| US$ million | Total | Ordinary shares | Preference shares |
|---|---|---|---|
| • DBI headline earnings (100%) – restated [4] | 590 | - | - |
| • GAAP adjustments – restated [4] | 126 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 716 | 599 | 117 |
| • AA plc's 45% ordinary share interest | 269 | 269 | - |
| • Additional 3.65% ordinary share interest | 22 | 22 | - |
| • AA plc's portion of the preference shares | 95 | - | 95 |
| • AA plc headline earnings | 386 | 291 | 95 |

*[4]Dbsa's headline earnings for the year ended 31 December 2003 have been restated to US$590 million (previously reported as US$676 million). The restatement does not affect the UK GAAP figures previously reported by AA plc, consequently the GAAP adjustment has also been restated accordingly.*

The above figures are unaudited.

# DE BEERS

A DIAMOND IS FOREVER

## De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 3 February 2005

### DIRECTORS' COMMENT

2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the US dollar, about 8% higher in US dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region with Japan also recording modest growth for the second year running. The USA, accounting for over 50% of world diamond jewellery sales, reports a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by the Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect of which was that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Despite De Beers Group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second half. Production for the year as a whole, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher than in 2003 and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although Rand mining costs per ton in 2004 were lower than in 2003, the weakness of the US Dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations

Headline earnings for the year ended 31 December 2004 were US$652 million, 11% higher than for 2003, and operating cash flow generated during the year was US$985 million. Net interest bearing debt reduced from US$1,762 million at 31 December 2003 to US$1,588 million at 31 December 2004 and net gearing reduced from 29% to 25%. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

The Board has recommended to the shareholders that a final ordinary dividend of US$200 million in respect of the year 2004 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in August 2004, total ordinary dividends for the year amount to US$450 million (2003:US$400 million).

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

De Beers is pleased to have recently reached agreement with the Government of the Republic of Botswana ("GRB") in relation to the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences for a similar period. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB. The agreement marks the long-term continuation of the unique and important partnership between the GRB and De Beers.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets, which has involved focus and planning over the past year, is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a Black Economic Empowerment transaction during 2005.

## De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **Year to 31 December 2004** | Year to 31 December 2003 |
| Diamond sales | | |
| - DTC | **5 695** | 5 518 |
| - Other | **512** | 397 |
| Trade investment and other income | **836** | 656 |
| | **7 043** | 6 571 |
| *Deduct:* | | |
| Cost of sales | **4 890** | 4 794 |
| Depreciation and amortisation (Note 1) | **345** | 294 |
| Sorting and marketing | **543** | 490 |
| Exploration and research | **174** | 147 |
| Corporate expenses | **80** | 52 |
| **Net diamond account** | **1 011** | 794 |
| *Deduct:* | | |
| Net finance charges (Note 2) | **83** | 144 |
| Costs related to reorganisation and restructuring | **39** | 22 |
| **Income before taxation** | **889** | 628 |
| Taxation | **386** | 239 |
| **Income after taxation** | **503** | 389 |
| Attributable to outside shareholders in subsidiaries | **26** | 10 |
| **Own earnings** | **477** | 379 |
| Share of retained income of joint ventures | **21** | 114 |
| **Total earnings** | **498** | 493 |
| Costs of early debt redemption | | 95 |
| **Net earnings** | **498** | 398 |
| **Headline earnings reconciliation** | | |
| Net earnings | **498** | 398 |
| *Adjusted for:* | | |
| Amortisation of intangible fixed assets | **175** | 170 |
| After tax surplus on realisation of fixed assets less provisions | **(21)** | (3) |
| Facility fees | | 25 |
| **Headline earnings** | **652** | 590 |
| **Cash available from operating activities** | **985** | 1 520 |
| **Dividends in respect of:-** | | |
| 2002 - Final | | 124 |
| 2003 - Interim | | 250 |
| - Final | **150** | |
| 2004 - Interim | **250** | |

**De Beers Société Anonyme**

Consolidated Balance Sheet
31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **31 December 2004** | 31 December 2003 |
| Ordinary shareholders' interests | **3 801** | 3 549 |
| Outside shareholders' interests | **132** | 115 |
| Total shareholders' interests | **3 933** | 3 664 |
| Net interest bearing debt (Notes 2 and 3) | **1 588** | 1 762 |
| Other liabilities | **1 776** | 1 517 |
| | **7 297** | 6 943 |
| Fixed assets | **5 391** | 5 145 |
| Investments and loans | **50** | 53 |
| Diamond stocks and other assets | **1 856** | 1 745 |
| | **7 297** | 6 943 |
| **Exchange rates US$ = Rand** | | |
| - average | **6.43** | 7.64 |
| - year end | **5.74** | 6.38 |

**Notes and Comments**

1. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2003 : US$144 million).

2. On 30 June 2004, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total. As a result, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$75 million (2003: US$86 million) have accordingly been reclassified as finance charges in the respective income statements.

3. Cash has been offset against interest bearing debt.

Contacts:
**De Beers London:**
Lynette Hori +44 20 7430 3509/+44 7740 393260
**De Beers South Africa**
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**



**ANGLO AMERICAN**


SEC MAIL
PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C.
213
SECTION

# News Release

**3 February 2005**

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2004 of US$652 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$381 million for the year ended 31 December 2004 from its investment in DBI, as reconciled in the table below:

| **Reconciliation of headline earnings for the year ended 31 December 2004** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares [3]** |
| • DBI headline earnings - IFRS (100%) | 652 | - | - |
| • GAAP adjustments [1] | 65 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 717 | 622 | 95 |
| • AA plc's 45% ordinary share interest | 280 | 280 | - |
| • Additional 3.65% ordinary share interest [2] | 23 | 23 | - |
| • AA plc's portion of the preference shares [3] | 78 | - | 78 |
| • AA plc headline earnings | 381 | 303 | 78 |

*[1] The GAAP adjustments include the reclassification of the US$75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in 2004, being the portion that was realised in the period.*

*[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.*

*[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$2 million) and goodwill amortisation (+US$19 million) in the same way as the ordinary share interest is calculated.*

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

On 30 June 2004, Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the year ended 31 December 2004, AA plc received a total of US$250 million in dividends from DBI, consisting of US$68 million dividends on ordinary shares relating to FY 2003, a US$112 million interim dividend on ordinary shares for 2004, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and interim dividends totalling US$35 million on preference shares for 2004. A US$90 million final dividend on ordinary shares relating to FY 2004 and the second US$26 million payment on preference shares for 2004 are expected to be received in early 2005.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003.

| **Reconciliation of headline earnings for the year ended 31 December 2003 [4]** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares** |
| • DBI headline earnings (100%) – restated [4] | 590 | - | - |
| • GAAP adjustments – restated [4] | 126 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 716 | 599 | 117 |
| • AA plc's 45% ordinary share interest | 269 | 269 | - |
| • Additional 3.65% ordinary share interest | 22 | 22 | - |
| • AA plc's portion of the preference shares | 95 | - | 95 |
| • AA plc headline earnings | 386 | 291 | 95 |

*[4]Dbsa's headline earnings for the year ended 31 December 2003 have been restated to US$590 million (previously reported as US$676 million). The restatement does not affect the UK GAAP figures previously reported by AA plc, consequently the GAAP adjustment has also been restated accordingly.*

The above figures are unaudited.

# De Beers

A DIAMOND IS FOREVER

## De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 3 February 2005

### DIRECTORS' COMMENT

2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the US dollar, about 8% higher in US dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region with Japan also recording modest growth for the second year running. The USA, accounting for over 50% of world diamond jewellery sales, reports a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by the Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect of which was that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Despite De Beers Group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second half. Production for the year as a whole, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher than in 2003 and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although Rand mining costs per ton in 2004 were lower than in 2003, the weakness of the US Dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations

Headline earnings for the year ended 31 December 2004 were US$652 million, 11% higher than for 2003, and operating cash flow generated during the year was US$985 million. Net interest bearing debt reduced from US$1,762 million at 31 December 2003 to US$1,588 million at 31 December 2004 and net gearing reduced from 29% to 25%. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

The Board has recommended to the shareholders that a final ordinary dividend of US$200 million in respect of the year 2004 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in August 2004, total ordinary dividends for the year amount to US$450 million (2003:US$400 million).

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

De Beers is pleased to have recently reached agreement with the Government of the Republic of Botswana ("GRB") in relation to the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences for a similar period. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB. The agreement marks the long-term continuation of the unique and important partnership between the GRB and De Beers.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets, which has involved focus and planning over the past year, is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a Black Economic Empowerment transaction during 2005.

## De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **Year to 31 December 2004** | Year to 31 December 2003 |
| Diamond sales | | |
| - DTC | **5 695** | 5 518 |
| - Other | **512** | 397 |
| Trade investment and other income | **836** | 656 |
| | **7 043** | 6 571 |
| *Deduct:* | | |
| Cost of sales | **4 890** | 4 794 |
| Depreciation and amortisation (Note 1) | **345** | 294 |
| Sorting and marketing | **543** | 490 |
| Exploration and research | **174** | 147 |
| Corporate expenses | **80** | 52 |
| **Net diamond account** | **1 011** | 794 |
| *Deduct:* | | |
| Net finance charges (Note 2) | **83** | 144 |
| Costs related to reorganisation and restructuring | **39** | 22 |
| **Income before taxation** | **889** | 628 |
| Taxation | **386** | 239 |
| **Income after taxation** | **503** | 389 |
| Attributable to outside shareholders in subsidiaries | **26** | 10 |
| **Own earnings** | **477** | 379 |
| Share of retained income of joint ventures | **21** | 114 |
| **Total earnings** | **498** | 493 |
| Costs of early debt redemption | | 95 |
| **Net earnings** | **498** | 398 |
| ***Headline earnings reconciliation*** | | |
| Net earnings | **498** | 398 |
| *Adjusted for:* | | |
| Amortisation of intangible fixed assets | **175** | 170 |
| After tax surplus on realisation of fixed assets less provisions | **(21)** | (3) |
| Facility fees | | 25 |
| **Headline earnings** | **652** | 590 |
| **Cash available from operating activities** | **985** | 1 520 |
| **Dividends in respect of:-** | | |
| 2002 - Final | | 124 |
| 2003 - Interim | | 250 |
| - Final | **150** | |
| 2004 - Interim | **250** | |

## De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **31 December 2004** | 31 December 2003 |
| Ordinary shareholders' interests | **3 801** | 3 549 |
| Outside shareholders' interests | **132** | 115 |
| Total shareholders' interests | **3 933** | 3 664 |
| Net interest bearing debt (Notes 2 and 3) | **1 588** | 1 762 |
| Other liabilities | **1 776** | 1 517 |
| | **7 297** | 6 943 |
| Fixed assets | **5 391** | 5 145 |
| Investments and loans | **50** | 53 |
| Diamond stocks and other assets | **1 856** | 1 745 |
| | **7 297** | 6 943 |
| **Exchange rates US$ = Rand** | | |
| - average | **6.43** | 7.64 |
| - year end | **5.74** | 6.38 |

### Notes and Comments

1. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2003 : US$144 million).

2. On 30 June 2004, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total. As a result, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$75 million (2003: US$86 million) have accordingly been reclassified as finance charges in the respective income statements.

3. Cash has been offset against interest bearing debt.

Contacts:
**De Beers London:**
Lynette Hori +44 20 7430 3509/+44 7740 393260
**De Beers South Africa**
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**



**ANGLO AMERICAN**


SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005
WASH, D.C. 213 SECTION

## News Release

**3 February 2005**

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2004 of US$652 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$381 million for the year ended 31 December 2004 from its investment in DBI, as reconciled in the table below:

| **Reconciliation of headline earnings for the year ended 31 December 2004** | | | |
|---|---|---|---|
| **US$ million** | **Total** | **Ordinary shares** | **Preference shares [3]** |
| • DBI headline earnings - IFRS (100%) | 652 | - | - |
| • GAAP adjustments [1] | 65 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 717 | 622 | 95 |
| • AA plc's 45% ordinary share interest | 280 | 280 | - |
| • Additional 3.65% ordinary share interest [2] | 23 | 23 | - |
| • AA plc's portion of the preference shares [3] | 78 | - | 78 |
| • AA plc headline earnings | 381 | 303 | 78 |

*[1] The GAAP adjustments include the reclassification of the US$75 million preference dividends which are finance charges to Dbsa under IFRS, but are not treated as finance charges under UK GAAP. The GAAP adjustments also include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in 2004, being the portion that was realised in the period.*

*[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, signed on 20th December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.*

*[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$61 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$2 million) and goodwill amortisation (+US$19 million) in the same way as the ordinary share interest is calculated.*

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

On 30 June 2004, Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the year ended 31 December 2004, AA plc received a total of US$250 million in dividends from DBI, consisting of US$68 million dividends on ordinary shares relating to FY 2003, a US$112 million interim dividend on ordinary shares for 2004, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and interim dividends totalling US$35 million on preference shares for 2004. A US$90 million final dividend on ordinary shares relating to FY 2004 and the second US$26 million payment on preference shares for 2004 are expected to be received in early 2005.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003.

**Reconciliation of headline earnings for the year ended 31 December 2003 [4]**

| US$ million | Total | Ordinary shares | Preference shares |
|---|---|---|---|
| • DBI headline earnings (100%) – restated [4] | 590 | - | - |
| • GAAP adjustments – restated [4] | 126 | - | - |
| • DBI headline earnings - UK GAAP (100%) | 716 | 599 | 117 |
| • AA plc's 45% ordinary share interest | 269 | 269 | - |
| • Additional 3.65% ordinary share interest | 22 | 22 | - |
| • AA plc's portion of the preference shares | 95 | - | 95 |
| • AA plc headline earnings | 386 | 291 | 95 |

*[4]Dbsa's headline earnings for the year ended 31 December 2003 have been restated to US$590 million (previously reported as US$676 million). The restatement does not affect the UK GAAP figures previously reported by AA plc, consequently the GAAP adjustment has also been restated accordingly.*

The above figures are unaudited.

# De Beers

A DIAMOND IS FOREVER

## De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 3 February 2005

### DIRECTORS' COMMENT

2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the US dollar, about 8% higher in US dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region with Japan also recording modest growth for the second year running. The USA, accounting for over 50% of world diamond jewellery sales, reports a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by the Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect of which was that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Despite De Beers Group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second half. Production for the year as a whole, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher than in 2003 and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although Rand mining costs per ton in 2004 were lower than in 2003, the weakness of the US Dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations

Headline earnings for the year ended 31 December 2004 were US$652 million, 11% higher than for 2003, and operating cash flow generated during the year was US$985 million. Net interest bearing debt reduced from US$1,762 million at 31 December 2003 to US$1,588 million at 31 December 2004 and net gearing reduced from 29% to 25%. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

The Board has recommended to the shareholders that a final ordinary dividend of US$200 million in respect of the year 2004 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in August 2004, total ordinary dividends for the year amount to US$450 million (2003:US$400 million).

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

De Beers is pleased to have recently reached agreement with the Government of the Republic of Botswana ("GRB") in relation to the renewal of the Jwaneng mining licence for a further 25-year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences for a similar period. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments sa, previously owned by Debswana, be directly owned by GRB. The agreement marks the long-term continuation of the unique and important partnership between the GRB and De Beers.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets, which has involved focus and planning over the past year, is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a Black Economic Empowerment transaction during 2005.

## De Beers Société Anonyme

Consolidated Income Statement
*for the year ended 31 December 2004*

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **Year to 31 December 2004** | Year to 31 December 2003 |
| Diamond sales | | |
| - DTC | **5 695** | 5 518 |
| - Other | **512** | 397 |
| Trade investment and other income | **836** | 656 |
| | **7 043** | 6 571 |
| *Deduct:* | | |
| Cost of sales | **4 890** | 4 794 |
| Depreciation and amortisation (Note 1) | **345** | 294 |
| Sorting and marketing | **543** | 490 |
| Exploration and research | **174** | 147 |
| Corporate expenses | **80** | 52 |
| **Net diamond account** | **1 011** | 794 |
| *Deduct:* | | |
| Net finance charges (Note 2) | **83** | 144 |
| Costs related to reorganisation and restructuring | **39** | 22 |
| **Income before taxation** | **889** | 628 |
| Taxation | **386** | 239 |
| **Income after taxation** | **503** | 389 |
| Attributable to outside shareholders in subsidiaries | **26** | 10 |
| **Own earnings** | **477** | 379 |
| Share of retained income of joint ventures | **21** | 114 |
| **Total earnings** | **498** | 493 |
| Costs of early debt redemption | | 95 |
| **Net earnings** | **498** | 398 |
| **Headline earnings reconciliation** | | |
| Net earnings | **498** | 398 |
| *Adjusted for:* | | |
| Amortisation of intangible fixed assets | **175** | 170 |
| After tax surplus on realisation of fixed assets less provisions | **(21)** | (3) |
| Facility fees | | 25 |
| **Headline earnings** | **652** | 590 |
| **Cash available from operating activities** | **985** | 1 520 |
| **Dividends in respect of:-** | | |
| 2002 - Final | | 124 |
| 2003 - Interim | | 250 |
| - Final | **150** | |
| 2004 - Interim | **250** | |

# De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2004

(Abridged)

| | US Dollar millions | |
|---|---|---|
| | **31 December 2004** | 31 December 2003 |
| Ordinary shareholders' interests | **3 801** | 3 549 |
| Outside shareholders' interests | **132** | 115 |
| Total shareholders' interests | **3 933** | 3 664 |
| Net interest bearing debt (Notes 2 and 3) | **1 588** | 1 762 |
| Other liabilities | **1 776** | 1 517 |
| | **7 297** | 6 943 |
| Fixed assets | **5 391** | 5 145 |
| Investments and loans | **50** | 53 |
| Diamond stocks and other assets | **1 856** | 1 745 |
| | **7 297** | 6 943 |
| **Exchange rates US$ = Rand** | | |
| - average | **6.43** | 7.64 |
| - year end | **5.74** | 6.38 |

**Notes and Comments**

1. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2003 : US$144 million).

2. On 30 June 2004, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total. As a result, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$75 million (2003: US$86 million) have accordingly been reclassified as finance charges in the respective income statements.

3. Cash has been offset against interest bearing debt.


Contacts:
**De Beers London:**
Lynette Hori +44 20 7430 3509/+44 7740 393260
**De Beers South Africa**
Nicola Wilson +27 11 374 7399/+27 83 299 5552


Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**